UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No. 5)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

Christopher R. Gardner

Chief Executive Officer

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

(805) 388-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Vitesse Semiconductor Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (“Shares”) of the Company, at a purchase price of $5.28 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 31, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the last paragraph under the subsection entitled “Legal Proceedings”:

“On April 20, 2015, the parties to the Delaware Action entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Delaware Action.

The Memorandum of Understanding provides that, among other things, Vitesse would make additional disclosures concerning the circumstances leading up to the Offer. Such additional disclosures were contained in Amendment No. 4 to the Schedule 14D-9 of Vitesse filed with the SEC on April 20, 2015.

While the defendants believe that all of the lawsuits are without merit, and the defendants specifically deny the allegations made in the Delaware Action and maintain that they have committed no wrongdoing whatsoever, to permit the timely consummation of the Merger, and without admitting the validity of any allegations made in the lawsuits, the defendants concluded that it is desirable that the Delaware Action be resolved. The proposed settlement of the Delaware Action, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the defendants relating to the Offer and the Merger. There can be no assurance that the settlement will be finalized or that the Court of Chancery of the State of Delaware will approve the settlement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2015	VITESSE SEMICONDUCTOR CORPORATION

	By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer